EarthLink, Inc.

1375 Peachtree Street
Atlanta, Georgia 30309

August 16, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             EarthLink, Inc.
Registration Statement on Form S-4
Filed on July 10, 2013, as amended on August 16, 2013

Ladies and Gentlemen:

This letter is being submitted by EarthLink, Inc. (the “Company”), in connection with the Company’s filing today of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). The Registration Statement has been filed with respect to the Company’s offer to exchange (the “Exchange Offer”) its currently outstanding unregistered 7.375% Senior Secured Notes due 2020 (the “Outstanding Notes”) with new 7.375% Senior Secured Notes due 2020 (the “Exchange Notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”).

The Company is registering the Exchange Offer in reliance on the position of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co., Inc. (available June 5, 1991), and Shearman & Sterling (available July 2, 1993). In connection therewith, the Company represents that:

(A)            It has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.  In this regard, the Company will make each person participating in the Exchange Offer aware (through the prospectus included in the Registration Statement or otherwise) that since the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the Exchange Offer (1) cannot rely on the Staff position enunciated in Exxon Capital Holdings Corporation or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

(B)            The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by

Item 507 of Regulation S-K.

(C)            With respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm to the Company that it has not entered into any arrangement or understanding with the Company or any of its affiliates to distribute the Exchange Notes.

(D)            The Company will make each person participating in the Exchange Offer aware (through the prospectus included in the Registration Statement or otherwise), that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes.

(E)             The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree and require as a condition to participation in the Exchange Offer, a provision to the effect that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer; provided that, by so acknowledging and by delivering a prospectus, such exchange offeree will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Please direct any further questions or comments you may have regarding the Registration Statement or this supplemental letter to me at (404) 748-6287 or our counsel, David Carter of Troutman Sanders LLP, at (804) 697-1253.

Sincerely,

EarthLink, Inc.

/s/ Bradley A. Ferguson

Bradley A. Ferguson
Executive Vice President, Chief Financial Officer

cc:                                Samuel R. DeSimone, Jr., Executive Vice President, General Counsel and Secretary

David Carter, Troutman Sanders LLP